File No. 812-13598

                                   Before the

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                   ----------

                          In the Matter of Application

                                       of

             FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED
       FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND INCORPORATED FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES INCOME FUND INCORPORATED
           FLAHERTY & CRUMRINE/CLAYMORE TOTAL RETURN FUND INCORPORATED

                            301 E. Colorado Boulevard
                                    Suite 720
                               Pasadena, CA 91101

                   FIRST AMENDED AND RESTATED APPLICATION FOR
                    AN ORDER PURSUANT TO SECTION 6(c) OF THE
                 INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION
                   FROM CERTAIN PROVISIONS OF SECTION 18(a)(l)

                                   ----------

                                 March 23, 2009

                                   ----------

Please direct all communications
regarding this Application to:     Copies to:

Donald F. Crumrine                 Rose F. DiMartino
Chairman                           Mary C. Carty
Flaherty & Crumrine Incorporated   Willkie Farr & Gallagher LLP
301 E. Colorado Boulevard          787 Seventh Avenue
Suite 720                          New York, NY  10019-6099
Pasadena, CA 91101                 (212) 728-8000
(626) 795-7300

              This document contains 48 pages (including exhibits),
                     which have been numbered sequentially.

                            UNITED STATES OF AMERICA
               BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------
                                      )  First Amended and Restated Application
IN THE MATTER OF                      )  for an Order pursuant to Section 6(c)
                                      )  for an Exemption from Certain
                                      )  Provisions of Section 18(a)(l) of the
FLAHERTY & CRUMRINE PREFERRED         )  Investment Company Act of 1940, as
INCOME FUND INCORPORATED; FLAHERTY    )  amended
& CRUMRINE PREFERRED INCOME           )
OPPORTUNITY FUND INCORPORATED;        )
FLAHERTY & CRUMRINE/CLAYMORE          )
PREFERRED SECURITIES INCOME FUND      )
INCORPORATED; and FLAHERTY &          )
CRUMRINE/CLAYMORE TOTAL RETURN FUND   )
INCORPORATED                          )
                                      )
301 E. Colorado Boulevard             )
Suite 720                             )
Pasadena, CA 91101                    )
--------------------------------------

     Flaherty & Crumrine Preferred Income Fund Incorporated ("PFD"), Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated ("PFO"), Flaherty & Crumrine/Claymore Preferred Securities Income Fund Incorporated ("FFC") and Flaherty & Crumrine/Claymore Total Return Fund Incorporated ("FLC") (collectively, the "Applicants") hereby apply for an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting an exemption from Section 18(a)(1)(A) of the 1940 Act to the extent necessary to permit each Applicant, for a period from the date of the Order until October 31, 2010, the option to refinance all or a portion of its auction preferred shares ("APS Shares") issued prior to February 1, 2008 that are outstanding as of the date of the Order (the "Order Date") by issuing or incurring
                                       2
an equivalent amount of debt (such issuing or incurring to be referred to as "borrowing" for purposes of this Application) subject to "asset coverage" (as defined in Section 18(h) of the 1940 Act) of 200% (rather than the asset coverage of 300% ordinarily applicable to a senior security constituting indebtedness under Section 18(a)(1)(A) of the 1940 Act). In addition, the Applicants request that the Order grant an exemption from Section 18(a)(1)(B) of the 1940 Act so that each Applicant may, in connection with the borrowings referred to above and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its APS Shares) unless, at the time of any declaration or purchase, after deducting the amount of such dividend, distribution or purchase price, it has an asset coverage of at least 200% (rather than the asset coverage of 300% ordinarily required for such declarations and purchases under Section 18(a)(1)(B) of the 1940 Act).

     Each Applicant's borrowings which are the subject of this exemptive application would be subject to such Applicant's being able to successfully increase its current borrowings, for those Applicants which have current borrowings, by drawing against existing committed borrowing facilities (or negotiating new agreements with other acceptable counterparties) and, for those Applicants which do not have current borrowings, negotiating agreements with acceptable counterparties and approval of such arrangements, as necessary, by the Applicant's board of directors ("Board"), among other actions. The Applicants can provide no assurance that if the Commission grants the

Order, the Applicants will be able to redeem any or all of their outstanding APS Shares through borrowing.

     For the purposes of the Order, references to the Applicants' refinancings refer solely to any refinancing of post-Order debt entered into for the purpose of redeeming APS Shares outstanding at the time Applicants entered into such post-Order debt. Applicants will comply with the conditions of the Order in connection with any such refinancings of post-Order debt.

                                I. THE APPLICANTS

     The Applicants are registered under the 1940 Act as closed-end management investment companies and are advised by Flaherty & Crumrine Incorporated (the "Adviser" or "Flaherty & Crumrine"). Flaherty & Crumrine Preferred Income Fund Incorporated (NYSE: PFD). PFD was incorporated as a Maryland corporation on December 10, 1991, and commenced operations on February 13, 1992 as a diversified, closed-end management investment company under the 1940 Act. PFD's investment objective is to provide its common shareholders with high current income consistent with the preservation of capital. The Fund pursues its investment objective by investing at least 80% of the Fund's total assets in a diversified portfolio of preferred securities. Up to 25% of the Fund's total assets may be invested in securities rated below investment grade (but not below Ba3 and BB- at the time of purchase), provided the issuer has investment-grade senior debt outstanding.

     Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated (NYSE:
PFO). PFO was incorporated as a Maryland corporation on December 10, 1991, and commenced operations on February 13, 1992 as a diversified, closed-end management investment company under the 1940 Act. PFO's investment objective is to provide its common shareholders with high current income consistent with the preservation of capital. The Fund pursues its investment objective by investing at least 80% of the Fund's total assets in a diversified portfolio of preferred securities. Up to 25% of the Fund's total assets may be invested in securities rated below investment grade (but not below Ba3 and BB- at the time of purchase), provided the issuer has investment-grade senior debt outstanding.

     Flaherty & Crumrine/Claymore Preferred Securities Income Fund Incorporated (NYSE: FFC). FFC was organized as a Maryland corporation on May 23, 2002, and is registered under the 1940 Act as a non-diversified, closed-end management investment company. FFC's investment objective is high current income for holders of its common stock consistent with preservation of capital. The Fund pursues its investment objective by investing at least 80% of the Fund's total assets in a diversified portfolio of preferred securities. Up to 20% of the Fund's total assets may be invested in securities rated below investment grade (but not below Ba3 and BB- at the time of purchase), provided the issuer has investment-grade senior debt outstanding.

     Flaherty & Crumrine/Claymore Total Return Fund Incorporated (NYSE: FLC). FLC was organized as a Maryland corporation on June 23, 2003, and is registered under the 1940 Act as a diversified, closed-end management investment company. FLC's primary investment objective is high current income for holders of its common stock. The Fund's secondary investment objective is capital appreciation. FLC pursues its investment objectives primarily by investing in a diversified portfolio of preferred securities and other income-producing securities consisting of various debt securities. Up to 20% of the Fund's total assets may be invested in securities rated below investment grade (but not below Ba3 and BB- at the time of purchase), provided the issuer has investment-grade senior debt outstanding.

     Each Applicant has issued and outstanding a class of common shares and a class of one or more series of APS Shares.

                       II. THE APS SHARES LIQUIDITY ISSUES

THE APPLICANTS' APS SHARES AND USE OF INVESTMENT LEVERAGE

     The Applicants issued their APS Shares for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of their investment objectives. Through the use of leverage, the Applicants, similar to other closed-end funds in the industry, seek to enhance the investment return available to the holders of their common shares by earning a rate of portfolio return (which includes the return obtained from securities that are purchased from the proceeds of APS Share offerings and, for FFC and FLC, the proceeds of borrowings) that exceeds the dividend rate that the Applicants pay to the holders of the APS Shares and the interest rates paid by FFC and FLC to their credit provider, as the case may be. Historically, the Applicants have generally achieved this goal of enhancing the return to their common shareholders by leveraging through the issuance of APS Shares, the return related to which was positive in the context of the amount of dividends paid to the holders of the APS Shares at a market clearing rate, as described below.

     The APS shareholders of FFC and FLC are entitled to receive a stated liquidation preference amount of $25,000 per share (plus any accumulated but unpaid dividends) in any liquidation, dissolution or winding up of the relevant Applicant, before any distribution or payment to holders of the Applicant's common shares. The APS shareholders of PFD and PFO are entitled to receive a stated liquidation preference amount of $100,000 per share (plus any accumulated but unpaid dividends) in any liquidation, dissolution or winding up of the relevant Applicant, before any distribution or payment to holders of the Applicant's common shares. Dividends declared and payable on the APS Shares have a similar priority over dividends declared and payable on the Applicant's common shares. In addition, for each of PFD and PFO, if the Applicant allocates any net gains or income ineligible for the dividends received deduction to APS Shares, the Applicant is required to make additional distributions to APS shareholders or to pay a higher dividend rate in amounts needed to provide a return, net of tax, equal to the return had such originally paid distributions been eligible for the dividends received deduction. The APS Shares are "perpetual" securities and are not subject to mandatory redemption by an Applicant so long as the Applicant meets certain asset coverage tests specified in its Articles Supplementary setting forth the rights and preferences of its APS Shares. Each Applicant is currently in compliance with applicable asset coverage requirements. The Applicant funds are structured so that APS Shares are redeemable at the applicable Applicant's option, provided that certain procedural provisions of the Articles Supplementary are followed.

     Under market conditions as they existed prior to February 2008, dividend rates on the APS Shares for each dividend period (every 49 days for PFD and PFO and either weekly or every 28 days for series of APS Shares of FFC and FLC) were set at the market clearing rate determined through an auction process maintained and administered by unaffiliated broker-dealers that brought together bidders, who sought to buy APS Shares, and holders of APS Shares, who sought to sell their APS Shares. Each Applicant's Articles Supplementary provide that, if an auction fails to clear (because of an imbalance of sell orders over bids), the dividend payment rate over the next dividend period is set at a specified maximum applicable rate (the "Maximum Rate"), determined in accordance with the Articles Supplementary, and as disclosed by each Applicant in its offering documents. Under the Articles Supplementary, the Maximum Rate is determined by reference to a short-term market interest rate (i.e., a commercial paper rate). An unsuccessful auction is not a default under the terms of the Articles Supplementary. In the case of a failed auction and pursuant to the applicable Articles Supplementary, the relevant Applicant continues to pay dividends to all holders of APS Shares, but at the specified Maximum Rate rather than a market clearing rate. The Applicants experienced no unsuccessful auctions prior to February 2008.

AUCTION FAILURES

     Consistent with patterns in the broader market for auction rate securities, beginning in February 2008 the Applicants have experienced unsuccessful auctions for their outstanding APS Shares due to an imbalance between buy and sell orders. As a result, the holders of those APS Shares who desired to sell their shares at auction have been unable to do so for approximately a year (unless redeemed through the sale of portfolio securities or redeemed and replaced with borrowings). During this period where auctions have been unsuccessful, Applicants have paid the Maximum Rate to holders of their APS Shares.

THE EFFECT OF AUCTION FAILURES

     Prior to the failure of the auction market, if investors did not purchase all of the auction rate securities tendered for sale at an auction, dealers would enter into the auction and purchase any excess auction rate securities to prevent the auction from failing. Dealers provided this liquidity using their own balance sheets, even though they had not entered into any agreements requiring them to do so. In 2008, many financial institutions were required to take substantial write-downs on investments held on their balance sheets due, in part, to the slowdown of the real estate market and the sub-prime mortgage crisis. As a result of these events and other pressures, these financial institutions stopped participating in auction rate security auctions in February 2008. The failure of a few auction rate security auctions (including some in which only a few Auction rate securities were not purchased) had a severe effect on investor sentiment and all the auction rate security auctions soon thereafter failed. The Applicants believe that after the first auction rate security auction failures, retail investors became increasingly concerned that they would not be able to sell their auction rate securities, and then sought to sell auction rate securities EN MASSE, exacerbating the imbalance between buyers and sellers and making it increasingly unlikely that the auction markets could function normally.

     The auction markets for auction rate securities of the kind issued by the Applicants are not currently functioning, and the Applicants believe that such auction markets are unlikely to return to normalcy in the foreseeable future. If any financial institution were to enter into an auction for auction rate securities as dealers had prior to February 2008, the current holders of APS Shares may well attempt to sell their APS Shares all at once. As there is no current mechanism (other than the auction process) that provides a financial institution with the ability to dispose of auction rate securities it acquires, the Applicants do not believe it is likely that any financial institution will attempt to provide liquidity to the current auction rate securities market. The Applicants also believe that an established secondary market for auction rate securities does not exist today that would assure that holders of APS Shares would receive the liquidation preference of $25,000 or $100,000 per share, as the case may be (although some financial institutions have offered to repurchase auction rate securities from their customers, either voluntarily or as part of a regulatory settlement). In the limited secondary market that has developed for auction rate securities, auction rate securities have traded at a substantial discount.(1)

THE HARM TO HOLDERS OF APS SHARES

     The Applicants' registration statements disclosed, among other things, the possibility that the APS Shares might not trade through the auction process and might be illiquid. The holders of APS Shares may have anticipated liquidity based on the history of the auction market (prior to February 2008) for various auction rate securities, including those issued by municipalities and registered closed-end investment companies, which had previously functioned normally. In light of this history, it may be reasonable to assume that the holders of auction rate securities, including the holders of the Applicants' APS Shares, believed that these securities were highly liquid. In addition, since February of 2008 it has been reported that many retail investors were advised by their brokers and financial advisers that auction rate securities were short-term and highly

----------
(1) Applicants understand that the relatively limited secondary market trading that has occurred in auction preferred shares of closed-end funds since the failure of the auction markets has been conducted at significant discounts. SEE, E.G., Aaron Pressman, "Auction-Rate Securities: How to Get Unstuck," BUSINESS WEEK (June 2, 2008).

liquid, were an attractive alternative to other short-term investments because of their somewhat higher yield, and in many situations the equivalent of cash.(2)

     The Applicants understand that some brokers and financial advisers recommended that their customers invest their short-term cash balances in auction rate securities of several different issuers, each with a scheduled weekly auction on a different day of the week, so that the customers would have ready access on any business day to a portion of their short-term cash portfolio. The majority of each Applicant's APS Shares are held of record in broker "street name" or other nominee accounts, and the Applicants therefore generally do not have specific knowledge of the identity of the beneficial owners of their APS Shares.(3)

     As the auction process is no longer functioning and no established secondary market exists that would provide APS shareholders with the liquidation preference of either $25,000 or $100,000 per share, as the case may be, there is currently no reliable mechanism for holders of auction rate securities, including the Applicants' APS

----------
(2) Auction rate securities do not offer daily liquidity, like a money market fund or a demand deposit account, and consequently ordinarily have provided a somewhat higher yield.

(3) Other than as indicated later in this Application, the only information available to the Applicants regarding record or beneficial ownership of the Applicants' APS Shares is based on filings made on Schedule 13G under the Securities Act of 1934 by certain entities, as set forth below.

                                                                               AGGREGATE  PERCENTAGE
                                                                                 SHARES     SHARES
APPLICANT  AS OF       REPORTING PERSON                                          OWNED      OWNED
---------  ----------  ----------------                                        ---------  ----------
PFD        01/31/2009  UBS AG                                                         31       6.47%
FLC        12/31/2008  Morgan Stanley & Company Incorporated (broker                 355       12.7%
                        dealer)
           12/31/2008  Merrill Lynch, Pierce, Fenner & Smith, Incorporated           203       12.8%
PFD        01/31/2009  UBS AG                                                         31       6.47%
PFO        01/30/2009  Bank of America Corporation                                   213         37%
           01/30/2009  Merrill Lynch, Pierce, Fenner & Smith, Inc.                     7        1.2%
           01/30/2009  Banc of America Securities LLC                                206       35.8%
FFC        01/30/2009  Bank of America Corporation                                   708       17.6%

shareholders, to obtain liquidity.(4) The Applicants believe that, industry-wide, the current lack of liquidity is causing distress for a substantial number of APS shareholders and creating severe hardship for many investors. Some holders of these securities have said they will have difficulty making college tuition payments, or paying their federal and state taxes.(5) Certain small companies that purchased these securities to manage cash on a short term basis are unable to pay their bills and may file for bankruptcy as a result.(6) One specific example of a hardship suffered came to light when Claymore Securities, Inc., the servicing agent for FFC and FLC, received a letter from an APS Shareholder which stated that the shareholder had defaulted on a real estate closing and lost a $50,000 escrow deposit. In addition, it has been reported that auction rate securities were a popular investment for certain banks, including some community banks;(7) the Applicants

----------

(4) The Applicants understand that the relatively limited secondary market trading that has occurred in auction rate preferred stock of closed-end funds since the failure of the auction markets has been conducted at significant discounts. SEE Aaron Pressman, "Auction-Rate Securities: How to Get Unstuck," BUSINESS WEEK (June 2, 2008). The current main secondary market is secondmarketTM. SEE http://www.secondmarket.com/. The site is run by Restricted Securities Trading Network, an electronic trading platform, and began trading auction-rate securities on March 3. SEE "Electronic trade to start for auction-rate market," February 25, 2009, available at http://www.reuters.com/article/bondsNews/idUSN2528169320080225. Currently, the trading volume for auction rate securities is extremely low, trades are taking place at a significant discount, and the valuation process is cumbersome. SEE "Illiquid securities to get new market; Firm creating venue for CDO issues that should boost transparency," PENSIONS AND INVESTMENTS, November 24, 2008 ("'SecondMarket is offering a solution, but I'll be surprised if they get a lot of volume. It's too early in the game. If you look at auction-rate securities, which were supposed to be fairly simple, it takes 10,000 Excel pages to calculate the value in one issue;'" "the actual value of the transaction . . . is only a fraction of the notional amount of the security at face value.").

(5) Jane J. Kim and Shefali Anand, "Trapped by Market Turmoil: Some Fund Investors Are Locked In as Tax Time Nears," WALL STREET JOURNAL, p. B2 (March 1, 2008).

(6) Rebecca Buckman, "Freeze in Auction-Rate Field Finds Its Way to Silicon Valley," WALL STREET JOURNAL (March 14, 2008).

 (7) Although as stated above, the Applicants generally only have knowledge of the ownership of the APS Shares through public filings on Schedule 13G, they have been contacted by one APS Shareholder that is a community bank.

are aware of one community bank that holds APS Shares of PFD. Improving the ability of the Applicants to redeem shares from banks could improve their balance sheets and could contribute to the overall health of the banking industry.

     In addition, Applicants note that the U.S. is presently in a severe credit crisis, which has raised continuing concerns regarding the liquidity of the market. In an environment in which even short-term commercial paper of longer durations has essentially stopped trading, Applicants are concerned that the illiquidity of the APS Shares could magnify any harm to individual APS shareholders resulting from this credit crisis.

LIQUIDITY SOLUTIONS TO DATE FOR FLAHERTY & CRUMRINE CLOSED-END FUNDS

     In light of the persistent auction failures, since February 2008 the Applicants believe they have acted diligently and in the best interests of all shareholders, redeeming as much of the total amount of APS Shares outstanding as appropriate and feasible, while diversifying sources of leverage for the benefit of common shareholders and maintaining appropriate levels of leverage, to the extent available, at a total cost structure that also benefits common shareholders. Each Applicant has outstanding APS Shares with a liquidation preference and, in the case of FFC and FLC, outstanding debt representing more than one-third of its total assets. As a result, none of the Applicants would be able to replace its APS Shares entirely with debt financing without the temporary relief from the 300% asset coverage test, as requested herein.

     FINANCING ARRANGEMENTS. The table below sets out (i) the number of shares for each Applicant's APS Shares series that were issued and (ii) were outstanding as of March 20, 2009, (iii) the number of APS Shares redeemed as of March 20, 2009, (iv) the aggregate dollar amount of APS Shares redeemed as of March 20, 2009; and (v) the percentage of the redeemed APS Shares:

                                                                             DOLLAR                      TOTAL
                                                              NUMBER OF    AMOUNT OF       TOTAL      PERCENTAGE
                                                                 APS       APS SHARES    NUMBER OF      OF APS
                                                                SHARES      REDEEMED    APS SHARES      SHARES
                                                  NUMBER OF    REDEEMED      AS OF      OUTSTANDING    REDEEMED
                                                 APS SHARES     AS OF       03/20/09      AS OF         AS OF
                  APPLICANT                        ISSUED      03/20/09   ($MILLIONS)   03/20/09(8)    03/20/09
----------------------------------------------   ----------   ---------   -----------   -----------   ----------
Flaherty & Crumrine Preferred Income Fund
   Incorporated (PFD)(9)                              800         352          35.2         448           44%
Flaherty & Crumrine Preferred Income
   Opportunity Fund Incorporated (PFO)                700         334          33.4         366         47.7%
Flaherty & Crumrine/Claymore Preferred
   Securities Income Fund Incorporated (FFC)
   Series M7                                        3,200       2,658         66.45         542           83%
   Series T7                                        3,200       2,658         66.45         542           83%
   Series W7                                        3,200       2,658         66.45         542           83%
   Series TH7                                       3,200       2,658         66.45         542           83%
   Series F7                                        3,200       2,658         66.45         542           83%
   Series T28                                       2,840       2,359        58.975         481           83%
   Series W28                                       2,840       2,360        58.975         480           83%
Flaherty & Crumrine/Claymore Total Return Fund
   Incorporated (FLC)
   Series T7                                        2,570       1,780          44.5         790         69.3%
   Series W28                                       2,570       1,780          44.5         790         69.3%

----------
(8) Because the majority of each Applicant's APS Shares are held of record in broker "street name" or other nominee accounts, the Applicants do not have specific knowledge of the number of beneficial owners of the Applicants' APS Shares that remain outstanding or the amounts outstanding for any beneficial owner.

(9) On February 24, 2009, the Board of Directors of PFD announced that PFD will redeem approximately 100 APS shares, approximately 18% of the outstanding APS Shares, on April 7, 2009 at a redemption price equal to the liquidation preference of $100,000 per share, plus the amount of accumulated but unpaid dividends, for consideration of approximately $10 million. Pursuant to PFD's Articles Supplementary, these shares were deemed to have been redeemed on February 24, 2009. The Fund will use currently available cash to fund this redemption.

     Since FFC and FLC had both APS Shares and senior securities representing indebtedness outstanding following the partial APS Shares redemptions, the Funds were required to and, as of the date of this Application, do comply with the 1940 Act's 300% asset coverage applicable to debt, and the 200% asset coverage test applicable to preferred stock.

     Each Applicant believes that refinancing through the use of borrowings would be appropriate and, over the longer term would provide additional investment income net of borrowing costs, and thus would be beneficial to its common shareholders. The Applicants believe that it is in their best interests, and in the best interests of their securities holders, to seek to diversify their leverage sources and to seek to increase leverage flexibility in light of the uncertain market conditions with respect to outstanding APS Shares, and that it is in their best interest from time to time, depending on market conditions and the availability of appropriate alternative forms of leverage, to issue debt securities or borrow money in order to be able to redeem some or all of the outstanding APS Shares. In each case in which an Applicant will redeem APS Shares, the cost of the replacement leverage, over time, is expected to be lower than the total cost of APS Shares if they remained outstanding, based on the Maximum Rates applicable to the APS Shares of those funds.

     In addition, permitting the Applicants to apply asset coverage of 200% to all debt incurred, not to exceed, for each Applicant, the aggregate liquidation preference of such Applicant's APS Shares outstanding as of the Order Date is anticipated to benefit common shareholders. Historically, the use of leverage has provided a positive spread between the portfolio return that the Applicants can earn and the cost of leverage.

     ALTERNATE FORMS OF SENIOR SECURITIES THAT ARE EQUITY-BASED. The Applicants are aware that certain market participants are beginning to develop potential preferred equity-based instruments to address the liquidity problems posed by the failure of the auction rate securities markets.(10) However, given the uncertainty and the current and continuing unsettled state of the securities and capital markets, it is not possible to predict whether there will be an equity-based alternative sufficiently viable to allow holders of the auction rate securities markets to obtain liquidity in the near term. The Applicants believe that even if such an alternate financing structure is created, it will take the markets a significant amount of time to implement such an alternative approach, especially in light of the market's recent experience with the failure of the auction rate markets -- markets which operated without a major hiccup for over twenty years. The Applicants continue to consider alternatives and work on a permanent solution, but in the interim, the Applicants are pursuing immediate relief for their remaining APS shareholders who have been unable to sell their APS Shares at auction since February 2008.

     SUBSEQUENT DEVELOPMENTS. On August 22, 2008 the Securities and Exchange Commission's Division of Enforcement announced that a preliminary settlement had been reached with Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") pursuant to which Merrill Lynch would be required to use its best efforts to provide liquidity for approximately $1.5 billion worth of auction rate securities purchased through Merrill Lynch by other business and institutional customers.(11) Merrill was the lead underwriter for the APS Shares offerings of FFC and FLC shares.(12) Applicants believe that the settlement would extend to the APS Shares that they issued that were sold by Merrill Lynch in auctions. According to the preliminary settlement announcement, Merrill Lynch will not liquidate its own inventory of particular auction rate shares before it liquidates holdings of its customers in that security. Therefore, if the Applicants redeem their APS Shares Merrill Lynch, pursuant to the settlement announcement, would not participate in the redemption until all of its clients who still own APS Shares and did not participate in the settlement had their auction rate shares redeemed. However, if the Applicants redeem all of their outstanding APS Shares, Merrill Lynch would have its APS Shares redeemed, ultimately.

     The Commission entered into similar settlements with Citigroup Global Markets, Inc. on December 11, 2008, with UBS Securities LLC and UBS Financial Services, Inc. on December 11, 2008, with Wachovia Securities, LLC and Wachovia Capital Markets, LLC on August 15, 2008, and with RBC Capital Markets Corp., Banc of America

----------
(10) See Eaton Vance Management (pub. avail. June 13, 2008) (no-action relief granted for the sale of a remarketed preferred stock share coupled with a liquidity put).

(11) See "SEC Enforcement Division Announces Preliminary Settlement With Merrill Lynch to Help Auction Rate Securities Investors," Release No. 2008-181, August 22, 2008., available at http://www.sec.gov/news/press/2008/2008-181.htm.

(12) Lehman Brothers, Inc. ("Lehman") was lead underwriter for the APS Share offerings of PFD and PFO. To our knowledge, there was no settlement between the SEC and Lehman prior to the acquisition of Lehman by Barclays Capital, and shareholders who held auction preferred shares through Lehman do not benefit from any settlement.

Securities LLC, and Banc of America Investment Services on October 8, 2008. The Applicants may redeem shares held by the foregoing broker-dealers, or from other broker-dealers that enter into future settlements with the Commission, as part of any repurchase that is made in reliance upon the Order.(13)

     Applicants believe that, although those settlements make great strides towards providing liquidity to individual investors, they do not resolve all of the problems that are facing the owners of the Applicants' APS Shares. First, the settlements are not universal and do not cover all of the broker-dealers that brokered the Applicants' APS Shares. As a result, there are investors who are not covered by the preliminary settlements. Second, the preliminary settlements do not address the immediate liquidity needs of corporations that do not qualify as "small businesses." (For example, the settlement does not cover many smaller community banks that may hold the APS Shares.) Under the terms of the settlements, those companies would continue to hold illiquid APS Shares. Applicants believe that relief is still necessary to provide liquidity to those shareholders. Finally, given the tremendous stresses that are presently placed upon all markets, Applicants

----------
(13) In general, Section 23(c) of the 1940 Act prohibits a closed-end company, such as each of the Applicants, from purchasing securities of which it is the issuer unless the purchase is made on a securities exchange, pursuant to a tender offer extended to all holders, or pursuant to Commission rule, regulation or order. Rule 23c-2(a) under the 1940 Act permits a closed-end company to call or redeem securities of which it is the issuer in accordance with the terms of those securities, provided that, if less than all of the outstanding securities of a class or series are to be redeemed, the call or redemption must be made by lot, on a pro rata basis, or in such other manner as will not discriminate unfairly against any holder of the securities of such class or series. The Applicants intend to call or redeem the entire amount of outstanding APS Shares in accordance with the requirements of Section 23(c) and Rule 23c-2(a), which would include shares held by parties to auction-rate settlements with the Commission. If, due to unforeseen market considerations, the Applicants are initially forced to call or redeem a portion of their outstanding APS Shares, such a call or redemption will be done in accordance with Rule 23c-2(a) and may, or may not, include shares held by parties to auction-rate settlements with the Commission.

believe it is in the public interest to permit the Applicants to redeem their APS Shares so as to provide the holders of their APS Shares with needed liquidity.

     The Applicants are therefore seeking the Order in order to facilitate future borrowings by each Applicant without the burden of having to manage to a very narrow 300% asset coverage margin in extremely difficult market circumstances.(14) Applicants will seek over the longer term replacement leverage that complies in full with the asset coverage requirements of Section 18 of the 1940 Act.

     REQUESTED RELIEF

     Under Section 18(a)(1), any class of senior security that represents an indebtedness must have, immediately after its issuance or sale, asset coverage
                 INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION


dividends or distributions on the company's stock or the repurchase of stock unless the 300% asset coverage is maintained, except that dividends may be declared upon the company's preferred stock if the indebtedness has asset coverage of at least 200% at the time of declaration, after deducting the amount of the dividend. For the reasons stated above, the Applicants request that the Commission issue a temporary order of exemption permitting each Applicant to refinance any outstanding APS Shares that were issued prior to February 1, 2008 with the proceeds of borrowings, subject, on a temporary basis, to the 200% asset coverage requirement that applies to the Applicants' existing APS Shares,

----------
(14) Certain lenders impose the 1940 Act's 300% asset coverage restriction in their lending documents; however, the Applicants believe that if the Commission grants the relief requested, the lenders should follow the Commission's lead in reducing their own asset coverage requirements.

rather than the 300% asset coverage requirement that would ordinarily apply to indebtedness. In addition, the Applicants request a temporary exemption from
Section 18(a)(1)(B) of the 1940 Act so that the Applicants may, in connection with the refinancings and additional borrowings referred to above and to the extent that compliance with Section 18(a)(l)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act,(15) make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its APS Shares) unless, at the time of any declaration or purchase and after deducting the amount of such dividend, distribution or purchase price, it meets the 200% asset coverage requirement that applies in respect of the Applicants' APS Shares, rather than the asset coverage of 300% ordinarily required.(16) Specifically, the Applicants seek such relief for a temporary period from the date on which the Order is granted until October 31, 2010 (the "Exemption Period"). The Applicants' Boards, in determining to seek this relief, considered, among other things, information regarding the nature of the holders of the Applicants' APS Shares, information regarding the benefits of existing leverage to the holders of the Applicants' common shares, the advantages to shareholders of holding preferred stock rather than common stock (i.e., increased dividends), Flaherty & Crumrine's views of the potential availability of additional appropriate debt financing and the anticipated cost

----------
(15) Section 18(g) of the 1940 Act provides, among other things, that a promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, is not a "senior security" for purposes of Section 18(a)(1)(B).

(16) Except as permitted under the requested Order, if issued, the Applicants would meet all of the asset coverage requirements of Section 18(a) of the 1940 Act during the Exemption Period.

thereof and the ongoing efforts of Flaherty & Crumrine to create and facilitate the issuance of alternate forms of senior securities that are equity-based, as described above, market conditions and the disruptions such conditions have caused to the Applicants in meeting asset maintenance tests with respect to their APS Shares.

     Each Applicant proposes that it would either pay down or refinance the debt within the Exemption Period so that, upon expiration of the Exemption Period, and thereafter, it will have asset coverage of at least 300% for each class of senior security representing indebtedness to the extent required by the 1940 Act.

     Subject to reasonable availability of sufficient collateral, the costs at the time of borrowing, the current conditions in the credit market, the market conditions in preferred shares of financial institutions (see below) and general market conditions, potential benefits to Applicants' shareholders, and other practical considerations, each Applicant intends to take reasonable and measured steps to gradually increase its borrowings to replace all or a portion of its remaining APS Shares under any of its existing credit facilities. The Applicants submit that the Exemption Period is an appropriate period of time for the proposed relief from Sections 18(a)(l)(A) and 18(a)(1)(B). The Applicants believe that the gradual reduction of leverage through the use of proceeds of any common share issuances, or the development by the industry of an alternative form of preferred stock that provides liquidity at liquidation value might take several months, if at all, after the Order has been issued. It is not possible to predict when, or if, the securities and capital markets will return to conditions that would enable the Applicants to achieve compliance with applicable asset coverage requirements in the absence of the Order, consistent with the best interests of the Applicants and their common shareholders. Given the uncertainty and the current and continuing unsettled state of the securities and capital markets, the Applicants believe that the Exemption Period is reasonable and appropriate.

     The proposed replacement of the leverage represented by the Applicants' APS Shares with debt is expected to be favorable to both holders of the common shares and the APS Shares of the Applicants. The proposed replacement of the aggregate liquidation preference of each Applicant's APS Shares outstanding as of the Order Date with debt would potentially provide liquidity to all of the Applicants' current APS shareholders. Furthermore, although there can be no certainty regarding financing costs under future market conditions, the proposed replacement is also expected to benefit the common shareholders to the extent that the debt, over time, is a lower cost form of leverage than the cost of leveraging with APS Shares based on their Maximum Rates. The refinancings for FFC and FLC, completed earlier this year, were done at financing terms that compared favorably with the cost of the APS Shares at the Maximum Rate at the time of those refinancings, and Flaherty & Crumrine believes that it is currently possible to obtain financing terms during the Exemption Period that compare favorably with the cost of the existing APS Shares at their Maximum Rates, particularly as the underlying benchmarks for those rates increase over time; further, Flaherty & Crumrine is cautiously optimistic that longer term solutions that also compare favorably may be found. Due to the extremely volatile and declining market conditions, the Applicants have been required to sell portfolio securities at inopportune times to maintain their 300% asset coverage requirements. As contemplated, the replacement of the aggregate liquidation preference of the APS Shares outstanding as of the Order Date with debt would avoid the need for the Applicants to further and significantly deleverage over a short period of time, purely due to the differences between the asset coverage requirements for debt and stock in the 1940 Act, allowing Applicants to maintain positions and fulfill investment strategies advantageous to common shareholders. With respect to the existing APS Shares, a forced, significant deleveraging over a short period of time for this reason would likely be detrimental to the common shareholders in terms of portfolio disruption, transaction costs, possible tax recognition events and reduced investment return over a potentially extended period of time. Under current market conditions that may continue, this dynamic is exacerbated to a great degree.

     Although FFC and FLC were able to obtain secured financing earlier this year and Flaherty & Crumrine has had preliminary discussions with a variety of possible lenders regarding the replacement of the APS Shares of the Applicants with debt, Flaherty & Crumrine has found that lenders generally are less willing to devote significant effort or attention to such a possible transaction unless and until there is a degree of certainty that the Order would be issued. The specific terms of such a transaction, the economic attractiveness of the transaction to the Applicants and the benefits and costs of the transaction to the Applicants' common shareholders and the holders of the APS Shares will depend upon circumstances that exist at the time such a transaction is negotiated, and cannot be predicted with any degree of certainty. The terms of any such transaction, once known, will be submitted to the Boards for consideration, along with any alternative courses of action that may then be available. (As with the terms of the possible borrowing, the alternative courses that may be available for consideration by the Boards will depend upon circumstances as they then exist, and cannot be predicted with any degree of certainty.)

     In considering any incurrence of debt to replace the APS Shares, the members of each Applicant's Board owe fiduciary duties to the holders of both the common shares and the APS Shares and will weigh carefully the benefits and costs of the proposals to the common shareholders and the APS shareholders.(8) Each Applicant's Board will consider, in connection with the proposed borrowing by that Applicant, among other things, the expected costs of the debt, the availability and terms of financing (including matters such as fees and lenders' requirements related to the grant of a security interest in all or a portion of an Applicant's assets), credit market conditions, and the investment return expected to be potentially available on portfolio assets that have been or may be acquired using leverage (all of which are generally highly unpredictable and may vary significantly from one point in time to another). Each Applicant's Board will also consider any alternative courses of action that, in the Board's judgment, might be in the best interests of that Applicant, its common shareholders and its APS shareholders. The additional specific borrowing transactions, if any, in reliance on the Order that the Board may consider, the specific information that the Board may receive, request or consider in connection therewith, the specific alternatives that the Board may consider and the

----------
(8) The Applicants do not believe that the proposed borrowings will require a change to their fundamental investment policies that would require a shareholder vote.

specific factors that may lead the Board to approve or disapprove a proposed borrowing, or some alternative course of action, are not yet known.

     The Board of any Applicant that borrows in reliance on the Order will receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Directors who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) ("Independent Directors")) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under Section 18 by the expiration of the Exemption Period. The regular meetings of the Board of any such Applicant, until such time as compliance with such asset coverage requirements has been achieved, will include time for the presentation and discussion of such reports and of the progress that such Applicant has made towards achieving compliance with the asset coverage requirements. To the extent that the Board deems appropriate, these matters will also be scheduled for discussion at other meetings of the Board or relevant committees thereof, and during executive sessions of the Independent Directors.

                                  III. ANALYSIS

     A. APPLICABLE SECTIONS OF THE 1940 ACT

     SECTION 18(a)(1)(A) of the 1940 Act provides that it is unlawful for any registered closed-end management investment company to issue any class of senior security, or to sell such security of which it is the issuer, unless, if such class of senior security represents an INDEBTEDNESS, immediately after such issuance or sale, it will have an asset coverage of at least 300%.

     SECTION 18(a)(2)(A) of the 1940 Act provides that it is unlawful for any registered closed-end management investment company to issue any class of senior security, or to sell any such security of which it is the issuer, unless, if such class of senior security is a STOCK, immediately after such issuance or sale it will have an asset coverage of at least 200%.

     SECTION 18(a)(1)(B) of the 1940 Act provides that it is unlawful for any registered closed-end management investment company to issue any class of senior security that represents an INDEBTEDNESS unless it has made provision to prohibit the declaration of any dividend (except a dividend payable in stock of the company) or other distribution on any class of its capital stock, and the purchase of any class of its capital stock, unless, at the time of the declaration or purchase (after deducting the amount of the dividend, distribution, or purchase price) it will have an asset coverage of at least 300%, except that dividends may be declared on any preferred stock if the senior security representing indebtedness has an asset coverage of at least 200% at the time of declaration after deducting the amount of the dividend.

     SECTION 18(a)(2)(B) of the 1940 Act provides that it is unlawful for any registered closed-end management investment company to issue any class of senior security that is a STOCK unless it has made provision to prohibit the declaration of any dividend (except a dividend payable in common stock of the company) or other distribution on its common stock, and the purchase of any of its common stock, unless, at the time of the declaration or purchase (after deducting the amount of the dividend, distribution or purchase price) it will have an asset coverage of at least 200%.

     SECTION 18(g) of the 1940 Act provides, among other things, that "senior security," for purposes of Section 18(a)(1)(B), does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed.

     SECTION 18(h) of the 1940 Act defines "asset coverage" of a class of senior security representing an INDEBTEDNESS of an issuer to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Section 18(h) of the 1940 Act defines "asset coverage" of a class of senior security of an issuer which is a STOCK to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer plus the aggregate of the involuntary liquidation preference of such class of senior security which is a stock. The involuntary liquidation preference of a class of senior security which is a stock is deemed to mean the amount to which such class of senior security would be entitled on involuntary liquidation of the issuer in preference to a security junior to it.

     SECTION 6(c) of the 1940 Act provides, in relevant part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision of the 1940 Act, if and to the extent necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants submit that their request for the exemptive temporary relief described above meets the standards of Section 6(c).

     B.   STATEMENT IN SUPPORT OF APPLICATION

     1. TEMPORARY EXEMPTIVE RELIEF IS NECESSARY, APPROPRIATE AND IN THE PUBLIC INTEREST

     The Applicants believe that the requested temporary exemptive relief is necessary, appropriate and in the public interest because, as noted above in
Section I under the heading THE HARM TO HOLDERS OF APS SHARES, the illiquidity of auction preferred securities, including the Applicants' APS Shares, still causes hardship to holders that require liquidity in light of the ongoing dormancy of the auction rate market. The proposed replacement of the APS Shares with debt would provide liquidity for the Applicants' APS shareholders, while the Applicants continue their diligent efforts to obtain a more permanent form of financing (such as through the issuance of a new type of senior security that is equity, as described above) that fully complies with the asset coverage requirements of Section 18. Even if the retail holders have their APS Shares repurchased by the broker-dealer entities from whom they purchased their APS Shares, the agreements in principle between the Commission and the broker-dealer entities do not guarantee that the broker-dealer entities will repurchase shares held by institutional investors, which are also experiencing liquidity problems.

     In addition, the Applicants believe that the requested temporary exemptive relief is necessary, appropriate and in the public interest because under current market conditions, managing the portfolios to comply with the 300% asset coverage limits has caused (for FFC and FLC) and may cause (for all the Applicants) significant portfolio disruptions that Applicants believe is harmful to common shareholders. The Applicants' portfolios have declined in value, sometimes rapidly and significantly. The refinancing by FFC and FLC from APS Shares to borrowings, and sales of portfolio securities to redeem APS Shares by the Applicants, was a direct result of the APS Shares liquidity crisis. Applicants believe that it is necessary and appropriate to permit application of the 200% asset coverage test to future borrowings in order to protect the interests of the Applicants and their common shareholders under current market circumstances.

     Also, the Order would permit the Applicants to continue to provide their common shareholders with the enhanced returns that leverage may provide, without disrupting the declaration of dividends or other distributions the Applicants have historically made with respect to their common shares,(18) and to avoid the potential harm to the common

----------
(18) The Applicants believe that their common shareholders expect regular distributions. Each of the Applicants has declared and paid dividends on its common shares on a monthly basis since shortly after commencing operations. In addition, for the Applicants to continue to qualify as regulated investment companies under the Internal Revenue Code of 1986, as amended, and to receive favorable tax treatment thereunder, it is necessary, among other things, for each Applicant to distribute at least 90 percent of its investment company taxable income and net tax-exempt interest income (if any) during each taxable year. By permitting each Applicant to declare dividends and distributions, on a temporary basis, subject to a 200% asset coverage requirement under Section 18(a)(1)(B), it is expected that the Applicant will be able to refinance APS Shares as shareholders that could result if the Applicants were to continue to significantly deleverage their portfolios in the current difficult market environment over a short period of time. Each Fund's portfolio consists primarily of preferred securities. To further delever, the Applicants may be forced to sell portfolio holdings into a market that may be characterized by an imbalance between buyers and sellers and a consequent lack of a depth of liquidity. All the Applicants have been forced to delever and to sell portfolio holdings into the current market. In addition, each of FFC and FLC has been forced to consider ways to keep the portfolios in compliance with their 300% asset coverage test for their current borrowings, including most notably selling portfolio securities. Further significant deleveraging would potentially further disadvantage the Applicants' common shareholders by reducing their investment return, which, in turn, may reduce the market price of the common shares. In determining that further develeraging would not be appropriate under current market conditions, Flaherty & Crumrine considered the following factors, among others:

----------
     described in this Application without putting at risk the Applicant's ability to maintain its status as a regulated investment company.

     It is possible that, in connection with a borrowing incurred to refinance outstanding APS Shares, the Applicants will issue a senior security constituting indebtedness that is in consideration of a loan, made by a bank or other person and privately arranged, and not intended to be publicly distributed. Under Section 18(g), such a borrowing would not require the Applicants to make the provision referred to in Section 18(a)(1)(B). However, the Applicants cannot rule out the possibility that they will incur borrowings that do not meet the Section 18(g) criteria, and are thus requesting relief from Section 18(a)(1)(B).

     - Its detailed knowledge, based on its long experience managing portfolios of investments of the kinds held by the Applicants, of the market for these investments.

     - Its belief that the preferred securities market suffered its worst year in history in 2008, and continues to face pressure.

     - That although all companies have felt some strain from the recession and credit crunch, the financial issuers that make up the vast majority of the preferred market (e.g., banks, finance companies, broker-dealers and insurance companies) have been most affected, given their direct and indirect exposure initially to the problems in housing and subsequently to financial markets.

     - That the pressure on preferred security valuations, especially those of financial issuers, intensified in early September 2008, when over a ten day period, the government placed Fannie Mae and Freddie Mac into conservatorship, Lehman Brothers filed for bankruptcy and AIG required the first of two massive doses of government assistance, and that the forced selling that resulted from this collapse in financial services preferreds continues to reverberate through the markets.

     - Its own analysis (published in early January as PREFERRED VALUATION AFTER THE TARP) which concluded that preferred securities were significantly undervalued and traded at historically wide spreads to benchmark fixed-income asset classes, and that the Funds' portfolios could withstand default rates in excess of those that occurred during the Great Depression and still generate positive returns.

     - The adverse effects that deleveraging would have on the net income that the Applicants earn for the benefit of their common shareholders, given the historical positive spread between the portfolio return that the Applicants can earn and the cost of leverage.

     For the foregoing reasons, the Applicants do not believe further deleveraging, in the current market environment, is a reasonable method to provide liquidity to the Applicants' remaining APS shareholders. Nor do the Applicants believe that it is beneficial to an Applicant or its shareholders to continuously have to adjust portfolio holdings in volatile and declining market circumstances to remain in compliance with 300% asset coverage requirements.

     The Applicants' refinancing of their outstanding APS Shares through borrowings under the Order would be subject to the Applicants' negotiating agreements with acceptable counterparties and approval of such arrangements by the Board, among other factors. The Applicants can provide no assurance that if the Commission grants the Order, the Applicants will be able to redeem any of their outstanding APS Shares using the proceeds of borrowings.

     The Applicants submit that the current state of the credit markets, which has affected APS Shares of all types, including the Applicants' APS Shares, is an historic event of unusual severity and requires a creative and flexible response on the part of both the private and public sectors. The Applicants believe that these issues have created an urgent need for limited, prompt, thoughtful and responsive solutions and believe that the requested temporary relief is necessary, appropriate and in the public interest.

     2. TEMPORARY EXEMPTIVE RELIEF IS CONSISTENT WITH THE PROTECTION OF INVESTORS AND THE PURPOSES FAIRLY INTENDED BY THE POLICY AND PROVISIONS OF THE 1940 ACT (AND SECTION 18 IN PARTICULAR)

     The 1940 Act was adopted following a series of reports regarding investment trusts and investment companies prepared by the Commission at the direction of Congress, and extensive Congressional hearings. In Section 1(b) of the 1940 Act, Congress declared that the national public interest and the interest of investors are adversely affected by eight specifically enumerated business practices of investment companies and their operators, several of which apparently relate to the capital structure of investment companies. These include:

          "(2) when investment companies are organized, operated, managed, or their portfolio securities are selected ... in the interest of special classes of their security holders, .. . rather than in the interest of all classes of such companies' security holders;

          "(3) when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities;

          "(4) when the control of investment companies is unduly concentrated through pyramiding or inequitable methods of control, or is inequitably distributed ...;

                                      * * *

          "(7) when investment companies by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of their junior securities; or

          "(8) when investment companies operate without adequate assets or reserves."

     In THE REGULATION OF MONEY MANAGERS, Professor Tamar Frankel summarizes the extensive record of Congressional concerns relating to investment company capital structures that emerged from the hearings that led to the adoption of the 1940 Act:

          Congressional hearings in 1940 revealed that some investment companies borrowed heavily from the public without adequate assets and reserves. The companies' capital structures were very complex, composed of many classes of securities with various dividends, and liquidation and voting rights. Furthermore, before 1940, investment companies were free to borrow funds for securities speculation, whereas broker dealers were restricted in the extent to which they could provide loans for customers to finance securities transactions. The unequal regulation of investment companies and broker dealers in securing loans for securities transactions was not justified. The economic effect of borrowing by investment companies was similar to the economic effect of borrowing by broker dealers' customers. Both use the loans to trade in securities. Furthermore, the existence of senior securities conflicted with the theory of mutuality of risk, which provided one of the justifications for investment company utility. In addition, senior securities gave the misleading impression of safety from risk and increased the speculative nature of both the common stock and senior securities.

          Complex capital structures induced controlling common stockholders to invest in risky securities to produce income necessary to cover the high cost of money: this complexity enabled insiders to manipulate the allocation of expenses and profits among the various companies; it facilitated control without equity investment or any other investment; and it made it difficult for investors to value the securities of investment companies. Section 18 was designed to ameliorate these problems.

          The original bill flatly prohibited investment companies from issuing and selling senior securities. After extensive hearings, a minor exception was given to open-end investment companies, and a few exceptions were carved out for closed-end investment companies and face-amount certificate companies ....(19)

     Reviewing the requested temporary exemptive relief for the Applicants in light of the foregoing recitation of policy concerns leads to the conclusion in these unique, exigent circumstances that the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act would be served by granting a limited exemption permitting the refinancing of APS Shares outstanding as of the Order Date with indebtedness having the same 200% minimum asset coverage as currently applies to the APS Shares.(20) Specifically:

     1) In the view of the Applicants' Boards, including the Applicants' Independent Directors, and as explained above, the interests of both classes of the Applicants' current investors would be well served by the proposal -- the APS shareholders because they would achieve the liquidity that the market currently is not providing, as well as full recovery of the

----------
(19) T. FRANKEL, The Regulation of Money Managers (2008), Section 21.05; citations omitted. Despite the abundance of information and commentary regarding the abuses that prompted Congress to adopt Section 18 of the 1940 Act, the record is quite sparse as to the reason for the differential levels of asset coverage provided for closed-end fund senior securities that represent, respectively, indebtedness (300%) and stock (200%). Professor Frankel cites testimony from David Schenker at a 1940 Senate hearing to the effect that "debentures should be protected because they sacrifice return for security of investment." Hearings on S. 3580 before a Subcommittee of the Committee on Banking and Currency, U.S. Senate, at 1116-17 (1940). It perhaps stands to reason that, if a closed-end fund chooses to exercise its ability to issue both debt and preferred equity, a higher level of protection against the risk of default should be afforded to the debt than to the preferred stock. But protection of that kind is provided automatically by the mere fact that the debt ranks senior in the capital structure to any outstanding preferred stock.

(20) The Small Business Incentive Act of 1980 (the "1980 Act") made the same accommodation when it amended the 1940 Act to impose a lower level of asset coverage for debt to 200% for business development companies ("BDCs"). See 15 U.S.C.S. Section 80a-61(a)(1). The legislative history of the 1980 Act indicates that Congress considered the "special needs of such companies, while at the same time preserving important investor protections." (H.R. No. 96-1341, at 4804 (1980)). One of the "special needs" that may have led Congress to allow BDCs to issue debt with only 200% asset coverage is that the securities they purchase are "not readily marketable" and "are illiquid and may remain so for several years." (R. Thomas and P. Roye, REGULATION OF BUSINESS DEVELOPMENT COMPANIES UNDER THE INVESTMENT COMPANY ACT, 55 S. Cal.
     L. Rev. 895, 904, 905 (1982)).

          liquidation value of their shares; and the common shareholders because
          (1) the Applicants' investment return would be enhanced to the extent that the cost of borrowing for leverage is, over time, lower than that of the total cost of APS Shares based on their Maximum Rates without disruption to the declarations of dividends and other distributions that common shareholders may expect and (2) the adverse consequences of deleveraging and/or continuously needing to adjust to fluctuating markets in maintaining asset coverage, including the selling of portfolio securities at inopportune times, would be avoided.

     2) The proposed additional borrowings would be short-term, rolling renewable, or extendible loans and would be made with sophisticated financial institutions. (Each of the participating financial institutions will be a bank (as defined in Section 2(a)(5) of the 1940
          Act), an insurance company (as defined in Section 2(a)(17) of the 1940
          Act), or a qualified institutional buyer (as defined in Rule 144A(a)(1) under the Securities Act of 1933)). These financial institutions would be (a) willing to make loans on the basis of 200% asset coverage; (b) capable of assessing the risk associated with the transactions; and (c) capable of determining what limitations, if any, they wished to impose upon the payment of dividends to the common shareholders or to impose on the redemption of the capital stock of the Applicants; such a lender would not need the additional protection that Congress in 1940 might have believed retail purchasers of investment company debentures required or expected. In addition, the short-term, rolling renewable or extendible nature of the loans would allow these sophisticated lenders to choose not to renew the loans and to recall their principal with any accrued interest.

     3) The proposed borrowings solution does not "fail to protect the preferences and privileges of the holders of [the Applicants'] outstanding securities" (1940 Act Section 1(b)(3)); the redemption of the existing APS Shares would be effected in full accordance with the relevant provisions of the Applicants' Articles Supplementary relating to the terms, rights, preferences and privileges of the APS Shares.(21) The 200% asset coverage requirement applicable to the declaration of dividends or distributions and the repurchase of an Applicant's capital stock, including APS Shares, would limit the ability of the common shareholders to obtain assets of the Applicants to the detriment of the debt holders in accordance with the underlying purposes of Section 18(a)(1)(B) of the 1940 Act. In addition,

----------
(21) Any Applicant that has debt outstanding, at the time of any borrowing by such Applicant in reliance on the Order, will obtain any consents to such borrowing that may be required under the terms of any such outstanding debt.

          the lenders who participate in the borrowings will all be sophisticated financial institutions who are capable of understanding and weighing the risks inherent in such lowered asset coverage limits. The common shareholders would continue to have the same rights and preferences that they have always had; after the APS Shares have been redeemed, the total amount of leverage and the concomitant risk of a senior call on assets or claim on dividends will be the same as it was when the Applicants' capital structure was comprised of APS Shares and common shares.

     4) The proposed borrowings solution would not "by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of [the Applicants] junior securities" (1940 Act Section 1(b)(7)). The Applicants would be no more highly leveraged if they replace the APS Shares with borrowing in an amount up to the aggregate liquidation preference of the APS Shares as of the Order Date, and so there would be no increase in the risk to the common shareholders other than the risk that the borrowing cannot be renewed or refinanced on favorable terms when it matures.(22) The Applicants note that the proposed borrowings solution is temporary and that by the end of the Exemption Period the Applicants would be in compliance with the relevant asset coverage requirements. Accordingly, to the extent the 1940 Act's asset coverage requirements were aimed at limiting leverage because of its potential to magnify losses as well as gains, the proposed borrowings solution would not unduly increase the speculative nature of the Applicants' common shares because the relief is temporary, and the Applicants would be no more highly leveraged if they replace the APS Shares with borrowing. On no less than a quarterly basis during the term of the Exemption Period, each Applicant's Independent Directors would review the status of the borrowings in excess of the 300% asset coverage and would determine whether the maintenance of such borrowings

----------
(22) The Applicants acknowledge that the perpetual nature of the APS Shares makes them in that respect a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or before a stated maturity date. The Applicants further acknowledge that managing any portfolio that relies on borrowing for leverage entails the risk that, when the borrowing matures and must be repaid or refinanced, an economically attractive form of replacement leverage may not be available in the capital markets. For that reason, any portfolio that relies on borrowing for leverage is subject to the risk that it may have to deleverage. As explained above, depending upon the circumstances, deleveraging could be disadvantageous to the holders of the leveraged portfolio's common equity, insofar as it may disrupt portfolio management, reduce portfolio investment returns and potentially reduce the value of the common shares. The Applicants thus regard leveraging through borrowing as potentially a temporary, interim step, with the issuance of a new type of preferred equity, as a possible longer-term replacement source of portfolio leverage.

          continued to benefit the common shareholders. If they were to determine that such borrowings no longer benefited the common shareholders of a particular Applicant, that Applicant would take prompt steps to increase its asset coverage to at least 300% through orderly reduction of its level of borrowings.

     5) The proposed borrowings solution would not make the Applicants' capital structure more complex, opaque or hard to understand. Each Applicant that replaces its APS Shares with senior securities representing indebtedness would, as a result, have two classes of outstanding securities, one senior and one junior, as was the case prior to those Applicants' redemption of a portion of their APS Shares. The proposed borrowings solution would actually simplify the capital structure of FFC and FLC, which currently consists of senior securities representing indebtedness, the remaining senior securities which are stock (I.E., the APS Shares), and common stock.

     6) The proposed borrowings solution would not result in undue concentration of the control of investment companies through "pyramiding," or inequitable methods or distribution of control (1940 Act Section 1(b)(4)).(23) The Order would not apply to the Applicant's obligations under Section 12(d)(1) of the 1940 Act, and as such the pyramiding of control that was typically present with complex capital structures prior to the enactment of the 1940 Act would not be present, or possible.

     The proposed liquidity solution would not result in the Applicants' maintaining a lower level of reserves, in relation to the amount of their outstanding obligations to senior security holders, than they have historically been required to maintain (1940 Act Section l(b)(8)). For the aforementioned reasons, the Applicants believe that the request for the Applicants to be allowed to substitute on a temporary basis a 200% asset coverage requirement for the 300% asset coverage requirement, in the present, exigent

----------
(23) It appears that, prior to the adoption of the 1940 Act, voting power in many investment companies was concentrated in the hands of insiders who held the only voting shares in complex, multi-layered capital structures. One of the reasons for limiting the amount and complexity of closed-end fund capital structures was to eliminate the possibility that (absent default on a senior security) voting control would rest other than with the common shareholders.



circumstances, meets the standards for exemption under Section 6(c) of the 1940 Act. The Applicants also believe that the requested temporary, emergency relief from Sections 18(a)(1)(A) and 18(a)(1)(B) is necessary, appropriate and in the public interest and that such relief is consistent with the protection of investors and the purposes intended by the policy and provisions of Section 18 of the 1940 Act.

     3.   APPLICABLE PRECEDENTS

     There is precedent for the relief that the Applicants seek. The Commission recently granted similar relief to other closed-end funds whose auction rate securities holders were similarly affected by the failure of the auction rate markets. Most notably and recently, on January 14, 2009, Commission noticed a request for similar exemptive relief by Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High Income Fund, Calamos Strategic Total Return Fund, and Calamos Global Dynamic Income Fund (the "Calamos Funds") for an order under Section 6(c) of the 1940 Act for an exemption from Sections 18(a)(1)(A) and (B) of the 1940 Act for a two-year period immediately following the date of the order (the "Calamos Order"). Pursuant to the Calamos Order, each Calamos Fund will be permitted to issue debt securities subject to asset coverage of 200% that would be used to refinance all of such Calamos Funds' issued and outstanding APS Shares. The Calamos Order also will permit each Calamos Fund to declare dividends and any other distributions on, or purchase, shares of capital stock, during the term of the order, provided that any class of senior securities representing indebtedness has asset coverage of at least 200% after deducting the amount of such transaction. An order granting the Calamos application was issued on February 10, 2009.

     Prior to this, on October 2, 2008, the Commission noticed a request for similar exemptive relief by Eaton Vance Floating-Rate Income Trust, Eaton Vance Senior Floating-Rate Trust, Eaton Vance Senior Income Trust, Eaton Vance Credit Opportunities Fund and Eaton Vance Limited Duration Income Fund (the "Eaton Vance Funds") for an order under Section 6(c) of the 1940 Act for an exemption from Sections 18(a)(1)(A) and (B) of the 1940 Act for a two-year period immediately following the date of the order (the "Eaton Vance Notice").(24) Pursuant to the Eaton Vance Notice, each Eaton Vance Fund will be permitted to issue additional debt for the purpose of using the proceeds to redeem their outstanding auction rate preferred shares and to issue dividends subject to the new debt using the 200% asset coverage requirement for stock as opposed to the 300% asset coverage requirement for debt. The relief granted to Eaton Vance was limited to debt incurred subsequent to the issuance of the order for the purpose of redeeming auction rate preferred shares that were issued prior to February 1, 2008 and still outstanding at the time such post-order debt was incurred (and the refinancing of such post-order debt until the expiration of the order). An order granting the Eaton Vance application was issued on October 23, 2008.

     The facts underlying the Calamos Order and the Eaton Vance Order are materially similar to the facts of the Applicants. The Applicants are requesting the same exemptive

----------
(24) SEE Eaton Vance Management, SEC No-Action Letter (June 13, 2008).

relief from the 1940 Act as the relief granted to Eaton Vance and Calamos. The Applicants submit that the policy arguments supporting relief for the Eaton Vance and Calamos applicants equally support the Applicants' request for similar relief.

     The Applicants are seeking relief that is identical to that granted in Calamos, and as discussed infra, they are willing to agree that any order of the Commission granting their requested relief would be subject to conditions that are identical to those contained in the Calamos application. The Applicants submit that the policy arguments supporting relief for the Calamos applicants equally support the Applicant's request for similar relief.

                                 IV. CONDITIONS

     For the reasons set forth herein, the Applicants request that the Commission issue an order pursuant to Section 6(c) for an exemption from the provisions of Section 18(a)(1)(A) and Section 18(a)(1)(B) on a temporary basis. The Applicants agree that any order of the Commission granting the requested temporary relief shall be subject to the following conditions:

     1. Each Applicant that borrows subject to 200% asset coverage under the Order will do so only if such Applicant's Board, including a majority of the Independent Directors, shall have determined that such borrowing is in the best interests of such Applicant, its common shareholders and its APS shareholders. Each Applicant shall make and preserve for a period of not less than six years from the date of such determination, the first two years in an easily accessible place, minutes specifically describing the deliberations by the Board and the information and documents supporting those deliberations, the factors considered by the Board in connection with such determination, and the basis of such determination.

     2. Upon expiration of the Exemption Period, and thereafter, each Applicant will have asset coverage of at least 300% for each class of senior security representing indebtedness.

     3. The Board of any Applicant that has borrowed in reliance on the Order shall receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Independent Directors) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under Section 18 by the expiration of the Exemption Period. The Board, including a majority of the Independent Directors, will make such adjustments as it deems necessary or appropriate to ensure that the Applicant comes into compliance with Section 18 of the 1940 Act within a reasonable period of time, not to exceed the expiration of the Exemption Period. Each Applicant will make and preserve minutes describing these reports and the Board's review, including copies of such reports and all other information provided to or relied upon by the Board, for a period of not less than six years, the first two years in an easily accessible place.

                            V. ADDITIONAL INFORMATION

     Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by Donald F. Crumrine as Chief Executive

Officer of each Applicant pursuant to the general authority vested in him as such by the Articles of Incorporation and By-laws of each Applicant, and by resolution of the Applicants' Boards.

     The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

     Applicants request that any questions regarding this Application be directed to the persons listed on the facing page hereof.

     A copy of the Articles of Incorporation, as amended, including the Articles Supplementary, as amended, of each of the Applicants is on file with the Maryland State Department of Assessments and Taxation and notice is given that this Application is executed on behalf of each of these Applicants separately by an officer of each of these Applicants as an officer and not individually and the obligations of each Applicant under or arising out of this Application are not binding upon any of the Trustees or shareholders of any Applicant individually but are binding only upon the assets and property of such Applicant.

              [The rest of this page is left intentionally blank.]

FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED

FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND INCORPORATED

FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES INCOME FUND INCORPORATED

FLAHERTY & CRUMRINE/CLAYMORE TOTAL RETURN FUND INCORPORATED


By: /s/ Donald F. Crumrine
    --------------------------
Name:  Donald F. Crumrine
Title: Chief Executive Officer
Dated: March 23, 2009

                                    EXHIBIT A

                             Application pursuant to
                               Section 6(c) of the
                         Investment Company Act of 1940
                         for an Order of the Commission

THE STATE OF CALIFORNIA      )
                             )   ss:
LOS ANGELES COUNTY           )

The undersigned, being duly sworn, deposes and says that he has duly executed the attached First Amended and Restated Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940, as amended ("1940 Act"), for and on behalf of Flaherty & Crumrine Preferred Income Fund Incorporated, Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated, Flaherty & Crumrine/Claymore Preferred Securities Income Fund Incorporated and Flaherty & Crumrine/Claymore Total Return Fund, each a Maryland corporation and closed-end management investment company registered under the 1940 Act, that he is the Chief Executive Officer of each of the aforementioned investment companies, and that all actions by the members and other bodies necessary to authorize the deponent to execute and file such instrument have been taken. The deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

The undersigned certifies under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.


                                        /s/ Donald F. Crumrine
                                        ----------------------------------------
                                        Name:  Donald F. Crumrine
                                        Title: Chief Executive Officer

                                        March 23, 2009



                                    Page A-1

                                    EXHIBIT B

                                Authorization for

             Flaherty & Crumrine Preferred Income Fund Incorporated,
       Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated, Flaherty & Crumrine/Claymore Preferred Securities Income Fund Incorporated
                                       and
           Flaherty & Crumrine/Claymore Total Return Fund Incorporated

The undersigned hereby certifies that he is the Secretary of each of Flaherty & Crumrine Preferred Income Fund Incorporated, Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated, Flaherty & Crumrine/Claymore Preferred Securities Income Fund Incorporated and Flaherty & Crumrine/Claymore Total Return Fund Incorporated (each a "Fund" and collectively the "Funds"); that with respect to the attached application for an order of exemption (the "Application") from certain provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), all actions necessary to authorize the execution and filing of the Application under the respective Articles of Incorporation of the Funds have been taken and the person filing the Application on behalf of the Funds is fully authorized to do so; and that the Funds duly adopted the following resolutions on October 6, 2008:

RESOLVED:  that the proper officers of the Fund be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission on behalf of the Fund, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to
           Section 6(c) of the Investment Company Act of 1940 (the "1940 Act") granting an exemption (a) from Section 18(1)(a) thereof to the extent necessary to permit the Fund to refinance all or a portion of its auction preferred shares ("APS shares") outstanding as of April 29, 2008 by issuing or incurring a comparable amount of debt, including any existing issuances or incurrences of debt made since April 29, 2008 (with the aggregate of all such issuances and incurrences by the Fund subject to the Order not to exceed the aggregate liquidation preference of the Fund's APS Shares outstanding as of April 29, 2008) subject to "asset coverage" (as defined in Section 18(h) of the 1940
           Act) of 200% (rather than the asset coverage of 300% ordinarily applicable to a senior security constituting indebtedness under
           Section 18(a)(1)(A) of the 1940 Act) and (b) from Section 18(a)(1)(B) of the 1940 Act so that the Fund may, in connection with the borrowings referred to above and to the extent compliance with
           Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its APS shares) unless, at the time of any declaration or purchase, after deducting the amount of such dividend, distribution or purchase price, it has an asset coverage of at least 200% (rather than the


                                    Page B-1
           asset coverage of 300% ordinarily required for such declarations and purchases under Section 18(a)(1)(B) of the 1940 Act; and be it further

RESOLVED:  that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.


                                        /s/ Chad C. Conwell
                                        ----------------------------------------
                                        Name:  Chad C. Conwell
                                        Title: Secretary


                                    Page B-2